July 15, 2024

Attn: Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	ACME AtronOmatic Inc.
Offering Statement on Form 1-A
Filed June 7, 2024
File No. 024-12445

Dear Mr. Spirgel:

We acknowledge receipt of the comments in the letter dated July 5, 2024 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) the regarding the Offering Statement of ACME AtronOmatic, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Preliminary Offering Circular Dated June 6, 2024, page 1

1.	Please revise to more clearly include the total proceeds reflecting the value of the bonus shares and StartEngine Primary shares. Confirm your understanding that the bonus shares as well as transaction fees paid by investors to StartEngine Primary, LLC will count against your $75 million offering cap under Rule 251(a)(2) and disclose the same in an appropriate place in your filing. Additionally, please confirm that transaction fees paid by investors to StartEngine Primary, LLC will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C), and disclose the same in an appropriate place in your filing.

The Company confirms that it understands the investment fee and value of the Bonus Shares count against its annual $75 million offering cap under Rule 251(a)(2). The Company notes that will rely on Section 4(a)(2) to issue shares to StartEngine Primary, and such shares will not be part of the value under this Offering Statement. The Company has amended the cover page table to clearly identify the full value of the offering in a manner consistent with Part I of the Form 1-A, reflecting the value of the transaction fee and Bonus Shares. Additionally, the Company has amended its disclosure under Plan of Distribution to include additional language reflecting investment limits.

The company may undertake one or more closings on a rolling basis, page 2

2.	We note your disclosure regarding rolling closings and that your subscription agreement gives the company unlimited discretion to accept or reject subscriptions. Please provide expanded disclosure regarding your rolling closings, including when the initial closing will occur, how you will inform investors of the closings, and whether you may terminate the offering without ever having a closing. Please also provide disclosure regarding the details of your process for accepting or rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, and the process for returning proceeds to investors for subscriptions that are rejected. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have the initial closing, and may terminate the offering at any time, please also provide us your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please note that Rule 251(d)(3)(i)(F), which is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period, does not allow for delayed offerings. Furthermore, in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times.

The Company has amended its Offering Circular to include additional details regarding the manner in which it intends to effect its rolling closings on the cover page and under Plan of Distribution. The Company notes that timing is related to administrative processing of the subscription agreement, which is administrative in nature. The processing includes both AML and KYC checks as well as confirming the receipt of funds (for instance certain forms of payment can take a week to clear). Investors will have the opportunity to invest on a continuous basis within two days of qualification, and the time processing timing related to closings, which is often dependent on an investor’s actions, does not create an impermissible delayed and/or non-continuous offering.

Commissions, Discounts, Expenses and Fees, page 16

3.	We note your disclosure regarding the processing fees due to StartEngine Primary, LLC on page 2 that "to the extent any investor invests more than $20,000, [the company] will pay the balance of such 3% fee" such that investors that invest more than $20,000 will not pay such processing fees. It is unclear to us how your proposed offering price will be set "at a fixed price" as required by Rule 251(d)(3)(ii) of Regulation A. Rule 251(d)(3)(ii) prohibits at the market offerings and in doing so defines such an offering as "an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price." One fixed price is therefore required at qualification of securities so qualified. Please provide us with your detailed legal analysis as to how your proposed pricing structure as it relates to the transaction fees is in compliance with Rule 251(d)(3)(ii). In addition, please revise for consistency throughout concerning the waiver of transaction fees, including the section titled Commissions, Discounts, Expenses and Fees on page 16. Please confirm your understanding that such waiver of transaction fees is included in the valuation of bonuses and will count against your $75 million offering cap under Rule 251(a)(2) and disclose the same in appropriate places in your filing.

The Company and StartEngine Primary, LLC have amended the Offering terms to remove the waiver of the responsibility for investment fees for those investors investing an amount greater than $20,000.

Bonus Shares and Perks, page 17

4.	Please disclose more descriptions of each of the perks, including but not limited to (i) whether there are any restrictions on how the perks may be used, (ii) an estimate of the value of the non-monetary investor perks, (iii) how you determined that value, (iv) whether the perks may be sold or transferred, (v) what happens to perks for tier 4, tier 5, tier 6, tier 8 and/or tier 9 if you do not launch additional satellites and how this would impact the perks’ value, and (vi) whether the perks change the value of the offered securities.

The Company has amended the description of its perks to include additional details regarding the approximate cash value of the perks, how the value was determined, transferability, and whether the perks change the value of the offered securities. The Company notes that the perks offered would not involve any restriction on how the perks may be used, so no additional disclosure was provided regarding that point. In addition, as the value of the perks associated with the satellite launches is not determinable, so there would be no change in the value of the perk should the satellite launches not proceed.

5.	Clarify how the bonus will be calculated in the event an investor purchases shares more than once. We note the following language from the StartEngine website, www.startengine.com, which information is not prominently included in the offering statement, that "[m]ultiple investments in an offering cannot be combined to qualify for a larger campaign perk." It appears that the information contained on the StartEngine website is “testing the waters material” as described in Item 17(13) of Part III of Form 1-A. Please file the materials, including press releases, as exhibits to your filing, or tell us why you believe it is substantively the same as information provided in the offering statement or other filed materials. In addition, please revise your disclosure in Part I so that it is consistent with your use of testing the waters materials. In this regard, we note that, in Item 4 of Part I of your Form 1-A, you indicate that you have not used solicitation of interest communications in connection with the proposed offering. It also appears that such website includes information that is not included in your offering circular, including information regarding the indication of interest received, such as a comment from the company's Chief Executive Officer that there "were a few thousand investors." If material, please disclose in the offering circular the indication of interest received, and clarify, if true, that such indication of interest is not binding. Similarly, if material, please disclose in your offering circular the restrictions on perks as described on the website.

The Company has amended the filing to include testing the waters materials used as of the date of the filing. The Company does not believe it is appropriate to provide in the disclosures included in the Offering Circular information regarding the non-binding indications of interest that have been received, as such indications of interest are not material to the business of the Company. The Company has confirmed that the material information provided in the testing the waters materials, such as marketing efforts, the HORIS satellite constellation program, and Phase II contract is consistent with the information included in the offering statement. The Company has amended the perk section to clarify the perk received will be based on each investment individually.

6.	With respect to your testing-the-waters materials, please also refer to Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

The Company is aware that should any solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

7.	Please clarify whether the loyalty bonus is limited to 5% bonus shares if an investor is both a prior investor and MyRadar Subscriber (i.e. not 10%).

The Company amended the Offering Circular to clarify that the Loyalty Bonus is capped at 5%.

The 10% StartEngine Venture Club Bonus, page 18

8.	Clearly explain how and under what conditions investors are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

The Company has amended the offering circular to include additional discussion of the StartEngine Venture Club, previously known as the StartEngine Owner’s Bonus. =

Use of Proceeds to Issuer, page 20

9.	The use of proceeds information on page 20 appears to reflect a 3.5% transaction fee, not a 3% transaction fee as disclosed elsewhere in the offering circular. Please reconcile. Additionally, clarify whether the "Investor Fees" include the waived fees paid by the company.

The Company has amended the Use of Proceeds table to reflect the 3% investor fee and clarify the amounts available to the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations Net Revenue Source, page 26

10.	We note your disclosure that data sales accounted for $599,638 of net revenue for the year ended December 31, 2023. Please refer to Item 17(6)(a) of Form 1-A which requires that an issuer file material contracts in which the issuer is a party or has a beneficial interest as exhibits to the offering circular.

The Company has included additional narrative discussion of its data sales business under “The Company’s Business” as well as in “Management's Discussion and Analysis of Financial Condition and Results of Operations” to provide additional context for the portion of its revenues generated from data sales activities. The Company notes that these data sales represent a small portion of its overall revenue activities, and are entered into with customers as part of its ordinary course of business. No single data sales customer, or agreement associated with data sales creates a material source of revenue, or a material set of obligations on the business of the Company. Further, none of these data sales agreements are made with affiliates of the Company.

Securities Being Offered, page 33

11.	Please provide a more complete description of how the 1,973,334 bonus share figure is calculated. It is unclear whether a certain amount of bonus shares are allocated to the testing the waters bonus, volume-based bonuses, loyalty bonus, and StartEngine Venture Club bonus. In the event any of the bonuses are oversubscribed, how would the shares be allocated in accordance with the existing bonus share structure? Please disclose how you will notify potential investors that the maximum number of bonus shares have already been issued and are no longer available.

The Company has included additional disclosure on the cover and in the “Bonus Share and Perk” section to clarify the maximum percentage of Bonus Shares that may be earned in the offering of 37%. No Bonus Shares are allocated to specific categories. The total number of Bonus Shares assumes that every investor meets the criteria for the maximum number of Bonus Shares.

General

12.	Please explain to us how the following disclosure that appears on the StartEngine website, www.startengine.com/offering/acmeatronomatic, is consistent with Rule 255(d) of Regulation A: “feel free to reserve your shares now! There’s a 5% bonus for people who reserve interest during this period."

Consistent with industry practice, the testing the waters legend was included prominently on the website as part of the Overview of the Company and the Offering in compliance with Rule 255(b). In regards to Rule 255(d), the statement “feel free to reserve your shares now! There’s a 5% bonus for people who reserve interest during this period." is not inaccurate or inadequate as it pertains to the information included on page 17 of the Offering Circular filed on June 6, 2024 in which it is disclosed that, “Investors that made indications of interest during the Testing the Waters Page are eligible for 5% Bonus Shares.”

Thank you again for the opportunity to respond to your questions to the Offering Statement of ACME AtronOmatic Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Andy Green
CEO of ACME AtronOmatic Inc.